Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Announces Strategic Sale of Transportation and Vendor Finance Businesses

●	Supports BMO’s strategy to elevate returns and accelerate growth; transaction accretive to capital ratios and ROE

●	Positions these premier businesses for continued growth in an efficient capital structure

●	BMO to invest in a 19.9% equity interest, enabling continued participation in the businesses’ long-term value creation

TORONTO and CHICAGO, May 11, 2026 – BMO Financial Group (TSX: BMO) (NYSE: BMO) today announced the signing of a definitive agreement with Stonepeak for the sale of BMO’s Transportation Finance and Vendor Finance businesses, including related loan portfolios in the United States and Canada.

The transaction will advance BMO’s strategic priorities by improving capital efficiency and sharpening its focus on core markets where the bank has deep client relationships and attractive long-term growth opportunities.

“This transaction is consistent with BMO’s focus on delivering sustained profitable growth, and enables us to invest in areas that deliver the full power of BMO to our clients,” said Aron Levine, President, BMO U.S. “We’re allocating capital to areas with strong potential for long-term value creation while obtaining an equity interest in future income of the transportation and vendor finance businesses through a more capital efficient structure. Following the transition, Stonepeak will continue to provide best-in-class client experiences, supported by its strong global infrastructure platform and deep expertise in transportation-focused asset leasing.”

BMO’s Transportation Finance business provides specialized financing for trucks and trailers predominantly through dealer-managed relationships, and its Vendor Finance business offers equipment financing through original equipment manufacturers and their dealer networks. The combined loan and lease portfolio in the United States and Canada totals approximately C$14.5 billion as of March 31, 2026.

Headquartered in New York, Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately US$88 billion of assets under management. Stonepeak’s target sectors include transportation and logistics, digital infrastructure, energy and energy transition, and real estate.

“Building on decades of sector expertise, BMO Transportation and Vendor Finance has established itself as one of North America’s premier transportation financing platforms,” said Will Schleier, Senior Managing Director at Stonepeak. “We are excited to work closely with BMO and the outstanding leadership team in place to invest further in the business, build on its strong performance, and grow its commercial customer base while preserving the culture, reputation, and relationships that have made the business so successful to date.”

Transaction Highlights

Under the terms of the agreement, Stonepeak will acquire the assets of BMO’s Transportation Finance and Vendor Finance businesses for cash consideration and an earnout contingent upon the business achieving specified future performance targets. BMO will use a portion of the consideration to invest an approximate 19.9% equity interest in the new entity.

For accounting purposes, the businesses will be classified as held for sale, and BMO expects to record a net after-tax charge of approximately C$0.9 billion primarily related to goodwill in the third quarter of 2026, which will be reported in the Corporate Services segment and treated as an adjusting item. This amount is subject to closing adjustments and foreign exchange rates prevailing at the date of closing.

Transaction aligns with BMO’s strategy to elevate returns

On a pro forma basis, the transaction is expected to improve the bank’s common equity Tier 1 (CET1) ratio by approximately 28 bps primarily from the reduction in risk weighted assets and be accretive to the bank’s return on equity. The transaction is not expected to have a significant impact on the bank’s future run rate earnings.

The transaction is expected to close in the fourth quarter of fiscal 2026, subject to regulatory approvals and customary closing conditions. BMO and Stonepeak will work together to ensure a smooth transition.

For additional information about this transaction please refer to the BMO Investor Relations website at www.bmo.com/main/about-bmo/investor-relations/acquisitions

In connection with the transaction, BMO Capital Markets and BofA Securities acted as BMO’s financial advisors. Sullivan & Cromwell LLP and Osler, Hoskin & Harcourt LLP acted as legal counsel to BMO. Skadden, Arps, Slate, Meagher & Flom LLP and Blake, Cassels & Graydon LLP acted as legal counsel to Stonepeak.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.5 trillion as of January 31, 2026. Serving clients for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to approximately 13 million clients across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and stronger communities.

About Stonepeak

Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $88 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, with a focus on downside protection and strong risk-adjusted returns. Stonepeak, as sponsor of private equity and credit investment vehicles, provides capital, operational support, and committed partnership to grow investments in its target sectors, which include digital infrastructure, energy and energy transition, transport and logistics, and real estate. Stonepeak is headquartered in New York with offices in Houston, Washington, D.C., London, Hong Kong, Seoul, Singapore, Sydney, Tokyo, Abu Dhabi, and Riyadh. For more information, please visit www.stonepeak.com.

Caution Regarding Forward Looking Statements

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed transaction, the potential payment of an earn-out, the financial, operational and capital impact of the proposed transaction, the future performance of the transportation and vendor finance businesses, our strategies or future actions, our targets and commitments, expectations for our financial condition and capital position, and include statements made by our management. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “will”, “may” or negative or grammatical variations thereof.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed transaction, such as it being accretive to BMO’s return on equity, improving BMO’s common equity Tier 1 capital ratio (CET 1 ratio) and receiving a payment in respect of the earnout, are not realized in the time frame anticipated or at all as a result of the performance of the transportation and vendor finance businesses, changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement; reputational risks and the reaction of BMO’s customers and employees to the transaction; diversion of management time on transaction-related issues; and those other factors discussed in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report, and the Risk Management section in BMO’s First Quarter 2026 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. These factors should be considered in addition to other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

Assumptions about BMO expected financial performance (including balance sheet, income statement and regulatory capital figures), expected closing date of the proposed transaction, restructuring costs, and assumed accounting treatment were considered in estimating the impact of the transaction on BMO’s return on equity and CET1 ratio.

BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Media Contact:

Jeff Roman

jeff.roman@bmo.com

(416) 867-3996

Investor Relations Contact:

Christine Viau

Christine.viau@bmo.com

(416) 867-6958

Bill Anderson

bill2.anderson@bmo.com

(416) 867-7834